Alcon Reports First-Quarter 2025 Results and Launches Transformational Change in Ophthalmic Surgery
with Unity VCS
•First-quarter 2025 sales of $2.5 billion, in line on a reported basis, or up 3% constant currency1 (cc), versus first-quarter 2024
•First-quarter 2025 diluted EPS of $0.70; core diluted EPS2 of $0.73
•Generated $384 million cash from operations and $278 million free cash flow3
•Dividend of CHF 0.28 per share approved by shareholders at the Annual General Meeting on May 6, 2025
•Launched rich pipeline of innovative products, including Voyager, Precision7 and Systane Pro PF in Q1 2025; Unity VCS and PanOptix Pro in May 2025
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, May 13, 2025 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ending March 31, 2025. For the first quarter of 2025, sales were $2.5 billion, flat on a reported basis and up 3% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.70 and core diluted earnings per share2 of $0.73 in the first quarter of 2025.
"Despite a soft US market, I am excited about the strong initial customer reception to our recent product launches, including Unity VCS, PanOptix Pro, Voyager, Precision7 and Systane Pro PF," said David J. Endicott, Alcon's Chief Executive Officer. "As we look to the future, we expect the US market to normalize and are excited about how these groundbreaking innovations will accelerate growth in the second half of 2025, and create value for years to come."

First-quarter 2025 key figures	Three months ended March 31
	2025	2024
Net sales ($ millions)	2,451	2,444
Operating margin (%)	19.1%	15.1%
Diluted earnings per share ($)	0.70	0.50
Core results (non-IFRS measure)[2]
Core operating margin (%)	20.8%	22.0%
Core diluted earnings per share ($)	0.73	0.78
Cash flows ($ millions)
Net cash flows from operating activities	384	341
Free cash flow (non-IFRS measure)[3]	278	229
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

First-quarter 2025 results
Reported net sales for the first quarter of 2025 were $2.5 billion, in line with the first quarter of 2024. Excluding unfavorable currency impacts of 3%, sales were up 3% on a constant currency basis.
The following table highlights net sales by segment for the first quarter of 2025:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2025	2024	$	cc1 (non-IFRS measure)

Surgical
Implantables	420	433	(3)	—
Consumables	712	686	4	6
Equipment/other	199	219	(9)	(6)
Total Surgical	1,331	1,338	(1)	2
Vision Care
Contact lenses	688	671	3	4
Ocular health	432	435	(1)	2
Total Vision Care	1,120	1,106	1	3
Net sales	2,451	2,444	—	3
Surgical reflects strength in international markets and consumables
For the first quarter of 2025, Surgical net sales, which include implantables, consumables and equipment/other, decreased 1% to $1.3 billion versus the first quarter of 2024. Excluding unfavorable currency impacts of 3%, Surgical net sales increased 2% on a constant currency basis.
•Implantables net sales were $420 million, a decrease of 3%. Excluding unfavorable currency impacts of 3%, Implantables net sales were in line with the first quarter of 2024 in constant currency. Growth from advanced technology intraocular lenses in international markets was offset by soft market conditions and competitive pressures in the United States.
•Consumables net sales were $712 million, an increase of 4%, driven by vitreoretinal and cataract consumables, particularly in international markets, and price increases. Excluding unfavorable currency impacts of 2%, Consumables net sales increased 6% constant currency.
•Equipment/other net sales were $199 million, a decrease of 9%, as demand moderated for legacy cataract and vitreoretinal equipment. Excluding unfavorable currency impacts of 3%, Equipment/other net sales decreased 6% constant currency.
Vision Care reflects strength from Systane and pricing
For the first quarter of 2025, Vision Care net sales, which include contact lenses and ocular health, were $1.1 billion, an increase of 1% on a reported basis and 3% on a constant currency basis versus the first quarter of 2024.
•Contact lenses net sales were $688 million, an increase of 3%, primarily due to product innovation, including our toric and multifocal modalities, and price increases. Sales growth was partially offset by declines in legacy products. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 4% constant currency.

•Ocular health net sales were $432 million, a decrease of 1%. Excluding unfavorable currency impacts of 3%, Ocular health net sales increased 2% constant currency, primarily driven by the Systane family of artificial tears and price increases. There was a benefit of approximately 3% in the prior year period from sales of certain eye drops in China which were subsequently divested and out-licensed in the fourth quarter of 2024.
Operating income
First-quarter 2025 operating income was $468 million (+27%, +34% cc), compared to $368 million in the prior year period.
Operating margin increased 4.0 percentage points as the current year period benefited from gains of $142 million on fair value remeasurements of investments in associated companies, partially offset by increased investment in research and development ("R&D"), $13 million of acquisition and integration related items and a negative 0.7 percentage point impact from currency. Operating margin increased 4.7 percentage points on a constant currency basis.
Adjustments to arrive at core operating income in the current year period were $43 million, mainly due to $172 million of amortization and $13 million of acquisition and integration related items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies. Adjustments to arrive at core operating income in the prior year period were $169 million, mainly due to $166 million of amortization.
First-quarter 2025 core operating income was $511 million (-5%, 0% cc), compared to $537 million in the prior year period. Core operating margin decreased 1.2 percentage points, primarily due to increased investment in R&D and a negative 0.8 percentage point impact from currency. Core operating margin decreased 0.4 percentage points on a constant currency basis.
Taxes
Tax expense was $64 million, compared to $87 million in the prior year period. The average tax rate was 15.5%, compared to 26.0% in the prior year period. The decrease in average tax rate is primarily driven by a non-taxable gain on the fair value remeasurement of an investment in an associated company. The prior year period also included a net expense of $11 million from discrete tax items.
Adjustments to arrive at core tax expense in the current year period were $33 million, compared to $30 million in the prior year period, for the tax effect associated with operating income core adjustments.
Core tax expense was $97 million, compared to $117 million in the prior year period. The average core tax rate was 21.0%, compared to 23.2% in the prior year period. The prior year period included a net expense of $11 million from discrete tax items.
Diluted earnings per share
First-quarter 2025 diluted earnings per share of $0.70 increased 40%, or 50% on a constant currency basis, versus the prior year period, primarily due to gains of $142 million on fair value remeasurements of investments in associated companies. Core diluted earnings per share of $0.73 decreased 6%. Excluding unfavorable currency impacts of 6%, core diluted earnings per share were in line with the first quarter of 2024 in constant currency.
Dividend
On May 6, 2025, at the Company's Annual General Meeting, the shareholders approved a dividend of CHF 0.28 per share, which is expected to be paid on or around May 15, 2025. The total dividend payments will amount to a maximum of $170 million using the CHF/USD exchange rate as of May 6, 2025.

Cash flow highlights
Net cash flows from operating activities amounted to $384 million in the first three months of 2025, compared to $341 million in the prior year period, reflecting a lower impact from changes in net working capital in the current year period.
Free cash flow was $278 million in the first three months of 2025, compared to $229 million in the prior year period, due to increased cash flows from operating activities.
2025 outlook
The Company updated its 2025 outlook as per the table below.
This outlook incorporates a gross tariff impact of approximately $80 million, which is expected to pressure cost of net sales. The Company anticipates fully offsetting this impact through operational actions and foreign exchange.
This outlook also includes the dilutive effects of recent business development and licensing activities, which are expected to pressure core operating margin by approximately 80 basis points and core diluted earnings per share by approximately $0.10. Please refer to the assumptions below.

2025 outlook[4,5]	as of February	as of May	Comments
Net sales (USD)	$10.2 to $10.4 billion	$10.4 to $10.5 billion	Updated
Change vs. prior year (cc)[1] (non-IFRS measure)	+6% to +8%	+6% to +7%	Updated
Core operating margin[2] (non-IFRS measure)	21% to 22%	20% to 21%	Updated
Non-operating income & expense[6]	$200 to $220 million	$185 to $205 million	Updated
Core effective tax rate[7] (non-IFRS measure)	~20%	~20%	Maintained
Core diluted EPS[2] (non-IFRS measure)	$3.15 to $3.25	$3.05 to $3.15	Updated
Change vs. prior year (cc)[1] (non-IFRS measure)	'+8% to +11%	'+2% to +5%	Updated
This outlook assumes the following:
•Aggregated markets grow approximately 4%;
•Tariff rates and exemptions announced as of May 12, 2025 persist through the end of the year;
•Exchange rates as of mid-May prevail through year-end;
•Approximately 499.5 million weighted-averaged diluted shares.5

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Does not reflect the impact of the share repurchase program.
6.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
7.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Webcast and Conference Call Instructions
The Company will host a conference call on May 14, 2025 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its first-quarter 2025 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, i.e. investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen the Company's conference call, click on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-First-Quarter-2025-Earnings-Conference-Call-2025-EMbQkAWN6B/default.aspx

The Company's first-quarter 2025 press release, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/Alcons-First-Quarter-2025-Earnings-Conference-Call-2025-EMbQkAWN6B/default.aspx

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2025 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2025 outlook as circumstances evolve.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.

Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2025		2024

United States	1,137	46%	1,149	47%
International	1,314	54%	1,295	53%
Net sales	2,451	100%	2,444	100%

Consolidated Income Statement (unaudited)

	Three months ended March 31

($ millions except earnings per share)	2025	2024
Net sales	2,451	2,444
Other revenues	22	15
Net sales and other revenues	2,473	2,459
Cost of net sales	(1,071)	(1,063)
Cost of other revenues	(19)	(14)
Gross profit	1,383	1,382
Selling, general & administration	(813)	(802)
Research & development	(222)	(199)
Other income	149	6
Other expense	(29)	(19)
Operating income	468	368
Interest expense	(49)	(45)
Other financial income & expense	9	12
Share of (loss) from associated companies	(14)	—
Income before taxes	414	335
Taxes	(64)	(87)
Net income	350	248
Net income attributable to:
Shareholders of Alcon Inc.	350	248
Non-controlling interests	—	—

Earnings per share ($)(1)
Basic	0.71	0.50
Diluted	0.70	0.50

Weighted average number of shares outstanding (millions)
Basic	495.1	493.8
Diluted	498.0	496.6
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)

Surgical segment contribution	336	386	(13)	(9)
As % of net sales	25.2	28.8
Vision Care segment contribution	281	258	9	13
As % of net sales	25.1	23.3
Not allocated to segments	(149)	(276)	46	46
Operating income	468	368	27	34
Core adjustments (non-IFRS measure)(1)	43	169
Core operating income (non-IFRS measure)(1)	511	537	(5)	—
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,071)	(1,063)	(1)	(2)
Gross profit	1,383	1,382	—	3
Gross margin (%)	56.4	56.5
Selling, general & administration	(813)	(802)	(1)	(3)
Research & development	(222)	(199)	(12)	(13)
Other income	149	6	nm	nm
Other expense	(29)	(19)	(53)	(47)
Operating income	468	368	27	34
Operating margin (%)	19.1	15.1

Core results (non-IFRS measure)(1)
Core gross profit	1,550	1,549	—	3
Core gross margin (%)	63.2	63.4
Core operating income	511	537	(5)	—
Core operating margin (%)	20.8	22.0
nm = not meaningful
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended March 31
			Change %
($ millions unless indicated otherwise)	2025	2024	$	cc(1) (non-IFRS measure)

Operating income	468	368	27	34
Interest expense	(49)	(45)	(9)	(9)
Other financial income & expense	9	12	(25)	(20)
Share of (loss) from associated companies	(14)	—	nm	nm
Income before taxes	414	335	24	32
Taxes	(64)	(87)	26	21
Net income	350	248	41	50
Net income attributable to:
Shareholders of Alcon Inc.	350	248	41	50
Non-controlling interests	—	—	—	—
Basic earnings per share ($)(2)	0.71	0.50	42	50
Diluted earnings per share ($)(2)	0.70	0.50	40	50

Core results (non-IFRS measure)(1)
Core taxes	(97)	(117)	17	12
Core net income	365	387	(6)	—
Core net income attributable to:
Shareholders of Alcon Inc.	365	387	(6)	—
Non-controlling interests	—	—	—	—
Core basic earnings per share ($)(2)	0.74	0.78	(5)	—
Core diluted earnings per share ($)(2)	0.73	0.78	(6)	—
nm = not meaningful
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended March 31, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Gains on investments in associated companies(2)	Acquisition and integration related items(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,383	167	—	—	—	1,550
Operating income	468	172	(142)	13	—	511
Income before taxes	414	172	(142)	13	5	462
Taxes(5)	(64)	(30)	—	(3)	—	(97)
Net income	350	142	(142)	10	5	365
Net income attributable to:
Shareholders of Alcon Inc.	350	142	(142)	10	5	365
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(6)	0.71					0.74
Diluted earnings per share ($)(6)	0.70					0.73
Basic - weighted average shares outstanding (millions)(6)	495.1					495.1
Diluted - weighted average shares outstanding (millions)(6)	498.0					498.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended March 31, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Acquisition and integration related items(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,382	164	3	—	1,549
Operating income	368	166	3	—	537
Income before taxes	335	166	3	—	504
Taxes(5)	(87)	(29)	(1)	—	(117)
Net income	248	137	2	—	387
Net income attributable to:
Shareholders of Alcon Inc.	248	137	2	—	387
Non-controlling interests	—	—	—	—	—
Basic earnings per share ($)(6)	0.50				0.78
Diluted earnings per share ($)(6)	0.50				0.78
Basic - weighted average shares outstanding (millions)(6)	493.8				493.8
Diluted - weighted average shares outstanding (millions)(6)	496.6				496.6
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)For the three months ended March 31, 2025, includes gains on fair value remeasurements of investments in associated companies.
(3)For the three months ended March 31, 2025, Operating income includes $7 million of direct acquisition costs and $6 million of integration related costs related to acquisitions. Acquisition costs include third party professional services for banker, legal, accounting and due diligence fees. Integration related costs include severance of $3 million, accelerated equity-based compensation expense of $2 million and third party professional services of $1 million.
For the three months ended March 31, 2024, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition.
(4)For the three months ended March 31, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of (loss) from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
For the three months ended March 31, 2024, Operating income includes the amortization of option rights, offset by fair value adjustments of financial assets.
(5)     For the three months ended March 31, 2025, operating income core adjustments totaled $43 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, the core adjustments totaled $179 million. The associated tax effect amounted to $33 million with an average tax rate of 18.4%.
For the three months ended March 31, 2024, tax associated with operating income core adjustments of $169 million totaled $30 million with an average tax rate of 17.8%.
(6)    Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended March 31
($ millions)	2025	2024

Net income	350	248
Taxes	64	87
Depreciation of property, plant & equipment	98	94
Depreciation of right-of-use assets	21	20
Amortization of intangible assets	191	183
Interest expense	49	45
Other financial income & expense	(9)	(12)
EBITDA	764	665

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Three months ended March 31
($ millions)	2025	2024

Net cash flows from operating activities	384	341
Net cash flows used in investing activities	(578)	(218)
Net cash flows used in financing activities	(96)	(66)
Effect of exchange rate changes on cash and cash equivalents	26	(10)
Net change in cash and cash equivalents	(264)	47
Change in derivative financial instrument assets	(7)	1
Change in time deposits with original maturity greater than three months	(153)	—
Change in current and non-current financial debts	(60)	45
Change in net (debt)	(484)	93
Net (debt) at January 1	(2,802)	(3,643)
Net (debt) at March 31	(3,286)	(3,550)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At March 31, 2025	At December 31, 2024
Current financial debt	(106)	(105)
Non-current financial debt	(4,597)	(4,538)
Total financial debt	(4,703)	(4,643)

Less liquidity:
Cash and cash equivalents	1,412	1,676
Time deposits with original maturity greater than three months	—	153
Derivative financial instruments	5	12
Total liquidity	1,417	1,841
Net (debt)	(3,286)	(2,802)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the three months ended March 31, 2025 and 2024, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2025	2024
Net cash flows from operating activities	384	341
Purchase of property, plant & equipment	(106)	(112)
Free cash flow	278	229

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Daniel Cravens
Allen Trang
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investor.relations@alcon.com

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Steven Smith
+ 41 589 112 111 (Geneva)
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